Exhibit 8.1

The following is a list of the significant subsidiaries of CEMEX, S.A.B. de C.V. as of December 31, 2011, including the name of each subsidiary and its country of incorporation.

1.	CEMEX Mexico, S.A. de C.V.	MEXICO
2.	CEMEX España, S.A.	SPAIN
3.	CEMEX Construction Materials Florida, LLC	USA
4.	CEMEX Materials, LLC	USA
5.	CEMEX Agregados, S.A. de C.V.	MEXICO
6.	CEMEX Central, S.A. de C.V.	MEXICO
7.	CEMEX Concretos, S.A. de C.V.	MEXICO
8.	Servicios Cemento CEMEX, S.A. de C.V.	MEXICO
9.	CEMEX Finance LLC	USA
10.	CEMEX Colombia, S.A.	COLOMBIA
11.	Assiut Cement Company	EGYPT
12.	CEMEX, Inc.	USA
13.	CEMEX Construction Materials Pacific, LLC	USA
14.	Gulf Coast Portland Cement Co.	USA